SUPPLEMENTAL DATA	Exhibit 99(d)
SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the fiscal years ended September 30, 2007 and 2006
(in millions of €)

															Additions to
															intangible assets		Amortization,
					Intersegment										and property, plant		depreciation and
	New orders		External revenue		revenue		Total revenue		Profit(1)		Assets(2)		Free cash flow(3)		and equipment		impairments(4)
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	9/30/07	9/30/06	2007	2006	2007	2006	2007	2006
Sectors
Industry	39,095	36,821	34,976	32,607	1,083	1,051	36,059	33,658	3,521	2,618	11,836	8,916	3,342	2,031	1,051	1,141	920	844
Energy	28,543	21,001	19,875	16,565	434	382	20,309	16,947	1,818	1,084	3,367	3,697	2,513	758	426	480	341	337
Healthcare	10,271	9,334	9,798	8,164	53	63	9,851	8,227	1,323	988	8,234	4,975	1,380	893	444	314	438	284

Total Sectors	77,909	67,156	64,649	57,336	1,570	1,496	66,219	58,832	6,662	4,690	23,437	17,588	7,235	3,682	1,921	1,935	1,699	1,465
Strategic Equity Investments (SEI)	—	—	—	—	—	—	—	—	(161)	225	4,891	1,008	76	63	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	5,156	5,574	3,988	4,466	1,372	1,227	5,360	5,693	252	(731)	253	18	18	(661)	204	284	282	292
Siemens Financial Services (SFS)	721	645	653	581	67	64	720	645	329	306	8,912	10,543	108	71	558	498	277	241
Reconciliation to consolidated financial statements
Other Operations	2,830	4,068	2,516	3,427	368	517	2,884	3,944	(232)	(346)	(704)	(513)	(293)	(293)	166	197	118	121
Siemens Real Estate (SRE)	1,686	1,705	476	580	1,210	1,125	1,686	1,705	228	115	3,091	3,221	(35)	(45)	196	270	161	191
Corporate items and pensions	175	124	166	97	14	2	180	99	(1,619)	(498)	(2,564)	(4,631)	(1,787)	(997)	88	82	151	61
Eliminations, Corporate Treasury and other reconciling items	(4,561)	(4,328)	—	—	(4,601)	(4,431)	(4,601)	(4,431)	(358)	(343)	54,239	60,294	1,433	—	(66)	(83)	(63)	(57)

Siemens	83,916	74,944	72,448	66,487	—	—	72,448	66,487	5,101	3,418	91,555	87,528	6,755	1,820	3,067	3,183	2,625	2,314

(1)	Profit of the Sectors as well as of SEI, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Assets of the Sectors as well as of SEI, Siemens IT Solutions and Services and Other Operations is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities (“Net capital employed”). Assets of SFS and SRE is Total assets.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, SEI, Siemens IT Solutions and Services and Other Operations primarily exclude income tax, financing interest and certain pension related payments and proceeds, while Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(4)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment. Siemens’ Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method amount to €158 and €89 for the fiscal years ended September 30, 2007 and 2006, respectively.

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